 **TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

RECEIVED

2004 AUG 10 P 12: 25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 July 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


04036134

SUPPL.

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
      Exemption
      <u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited
("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act").   TABCORP's file number is
indicated in the upper right hand corner of each unbound page and the first
page of each bound document furnished herewith.   In accordance with
paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are
being furnished with the understanding that such documents will not be deemed
"filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such documents shall constitute an admission for any purpose that
TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

PROCESSED
AUG 11 2004
THOMSON
FINANCIAL

Enc.

 **TABCORP**



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile   61 3 9868 2300

30 July 2004

To: Australian Stock Exchange Limited
       Companies Announcements Platform
       20 Bridge Street
       Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
EXTENSION OF THE OFFER PERIOD AND VARIATION OF OFFER
CONSIDERATION

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of notices pursuant to section 650D of the *Corporations Act 2001* (Cth) (the *Corporations Act*) relating to:

- an extension of the offer period for Bidder's off-market bid (*Bid*) for all of the ordinary shares in Tab Limited (*Tab*). This notice has today been sent to all persons to whom an offer was made under the Bid and who have not yet accepted that offer; and

- a variation of the consideration offered under the Bid. Bidder has today commenced despatching copies of this notice of variation to all persons to whom an offer was made under the Bid, and despatch of this notice will be completed next week.

Also attached are copies of the different letters sent to Tab shareholders together with the notices under section 650D of the Corporations Act (as applicable), and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab.

Peter Caillard
Company Secretary
TABCORP Holdings Limited

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To:
1. Australian Securities and Investments Commission (*ASIC*)

2. Tab Limited (ABN 17 081 765 308) (Tab)

3. Holders of ordinary shares in Tab, and holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the **Corporations Act**) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (**Bidder**) in relation to the offers dated 21 April 2004 (**Offers**) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 9 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 13 August 2004 (unless further extended).

Bidder has previously announced to Australian Stock Exchange Limited that all defeating conditions to the Offers have been waived or fulfilled and that the Offers are unconditional.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Increase in consideration

To:
1. Australian Securities and Investments Commission (*ASIC*)
2. Tab Limited (ABN 17 081 765 308) (*Tab*)
3. The holders (*Tab Shareholders*) of ordinary shares (*Tab Shares*) in Tab, and the holders of securities convertible into Tab Shares, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the **Corporations Act**) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) in relation to the offers dated 21 April 2004 (*Offers*) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (the *Bidder's Statement*).

Bidder gives notice that the Offers are hereby varied by increasing the cash component of the Offers to $2.10 per Tab Share. Accordingly, the reference to '$2.00' in section 10.1(b)(i) of the Bidder's Statement is taken to be deleted and replaced with '$2.10'.

In accordance with section 650B(2A) of the Corporations Act, but subject to section 10.6 of the Bidder's Statement, all Tab Shareholders who accept, or have accepted, the Offers will be paid the additional 10 cents cash per Tab Share at the same time as they are provided with the original consideration under the Offers in accordance with section 10.6 of the Bidder's Statement.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director



TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has now received acceptances for more than 90% of Tab shares under its takeover offer and accordingly it has assumed management control of Tab.

TABCORP's offer will now be increased by 10 cents cash per Tab share and a copy of the formal notice of variation is enclosed. Consequently, TABCORP's offer will be $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have accepted TABCORP's offer. This letter is for your information only and we are required by law to provide you with the enclosed notice of variation. Consequently, you are not required to take any further action.

At the latest, you will be paid within one month of TABCORP's share registry processing your valid acceptance. That payment will include payment of the additional consideration referred to above.

Yours sincerely,

Michael Robinson
Chairman

FD033GA



TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has received acceptances for more than 90% of Tab shares under its takeover offer and now is entitled to acquire compulsorily your Tab shares.

TABCORP's offer will now be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share. The implied value of this offer is $4.84[1] per Tab share. A formal notice of variation is enclosed.

Our records indicate that you haven't accepted TABCORP's offer - it is not too late to do so, however, you should act now.

If you accept TABCORP's offer you will be paid (at the latest) within one month of TABCORP's share registry processing your valid acceptance. If you do not accept the offer and your shares are acquired compulsorily, you still will receive the same consideration, however, it will take longer for you to receive payment.

Previously Tab's directors advised that they unanimously recommended that you accept TABCORP's offer, in the absence of a superior proposal.

If you are an eligible shareholder and you accept TABCORP's offer, you can sell the TABCORP shares to which you become entitled (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs. To participate in this facility, mark the appropriate box at the bottom of your acceptance form or, if you are accepting through your broker, instruct them to use the appropriate acceptance code.

Enclosed is a new acceptance form, a reply paid envelope and a formal notice extending the closing date for the offer to 7.00pm (Sydney time) on 13 August 2004.

If you have any questions relating to the offer, please contact the TABCORP offer information line on 1800 010 202 toll free from within Australia or +61 2 9240 7442 from outside Australia.

Yours sincerely,

Michael Robinson
Chairman

---

[1] Based on the closing price of TABCORP shares on ASX on 26 July 2004.

FD033NA



TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

We enclose:

■ a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 13 August 2004; and

■ a notice of variation advising that TABCORP's offer will now also be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have sold your Tab shares. This letter is for your information only and we are required by law to provide you with the enclosed notices.

You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (**Bidder**), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 April 2004 (the **Offers**) made in accordance with the bidder's statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (**Tab**), has been extended to 7.00 pm (Sydney time) on 13 August 2004 (unless further extended).

2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made.

3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers) in approximately 90.97% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 30 July 2004

Peter Caillard
Company Secretary
TABCORP Holdings Limited



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website   www.tabcorp.com.au

2 August 2004

To: Australian Stock Exchange
       Companies Announcements Platform
       20 Bridge Street
       Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Commonwealth Bank of Australia had a relevant interest in TABCORP Holdings Limited on 23 July 2004 of 24,814,844 ordinary shares representing 5.86% of the issued fully paid ordinary capital.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

RECEIVED

2004 AUG 10 P 12: 25

OFFICE OF INTERNATIONAL
CORPORATE F...

To Company Name/Scheme   *Tab Limited ("Tab")*

ACN/ARSN   *081 765 308*

1.   Details of substantial holder (1)

Name   *See Annexure A*

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on (d/m/y)	*See Annexures A and C*
The previous notice was given to the company on (d/m/y)	*27/7/2004*
The previous notice was dated (d/m/y)	*27/7/2004*

2.   Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*407,081,083*	*90.24%*	*412,005,091*	*91.33%*

3.   Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4.   Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5.   Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6.   Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name   Peter Caillard   capacity *Director*

sign here   *[signature]*

date 3/8/2004

DIRECTIONS

(1)   If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)   See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3)   See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4)   The voting shares of a company constitute one class unless divided into separate classes.

(5)   The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)   Include details of:

    (a)   any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

    (b)   any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

    See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7)   Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)   If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9)   Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 August 2004

1. Details of substantial holders

(a) TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

(b) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(c) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of the substantial holders are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the **Offers**) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by supplementary bidder's statements dated 4 May 2004 and 3 June 2004. See Annexures C and D for details	Consideration will be provided by TABCORP Investments No.4 in accordance with and subject to the terms of the Offers. See Annexure D for details	See Annexure C	See Annexure C

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

4.   Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares	71,415,778 ordinary shares	71,415,778
TABCORP Investments No.4	TABCORP Investments No.4	TABCORP Investments No.4	Relevant interest under section 608(1) of the Corporations Act as the registered holder of Tab shares	340,589,313 ordinary shares	340,589,313
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: *Peter Caillard*

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 August 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	Address
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Technology Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218

Name of entity	Address
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: _(signature)_

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 August 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
27/7/2004	922,964 ordinary shares	922,964
28/7/2004	898,192 ordinary shares	898,192
29/7/2004	1,450,530 ordinary shares	1,450,530
30/7/2004	975,152 ordinary shares	975,152
2/8/2004	677,170 ordinary shares	677,170

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: _[signature: Peter Caillard]_

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 August 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.

2. Acceptance Form for CHESS holdings – Australian shareholders.

3. Acceptance Form for issuer sponsored holdings - Australian shareholders.

4. Acceptance Form for CHESS Holdings – Overseas shareholders.

5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.